From: **Dustin** dustin@troov.app
Subject: Troov investor update (07/01/2024) - Wefunder Update Over $39,000 RAISED
Date: July 1, 2024 at 4:20 PM
To: Dustin Godevais dgodevais@gmail.com



Hey Dustin!

Here's a one-week update since we launched the private mode of our <u>Wefunder campaign</u>:

We currently have over **$39,000** in committed reservations!!!

I'm incredibly grateful to everyone who has contributed their support thus far, and we are now **only ~$11K** away from **our $50K goal** with two weeks remaining until the private round closes.

Please continue to share <u>this campaign</u> with anyone whom you think may be interested. I've engaged in some really positive conversations with folks outside of my immediate network thanks to all of your sharing efforts.

More updates on those conversations to follow!

As always, don't hesitate to reach out when you have any musings, questions, and/or concerns about our progress so far.

Best regards,

Dustin Godevais
dustin@troov.app
(512) 569-6117
Founder & CEO at TROOV INC.

troov